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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                AMENDMENT NO. 1
                                      TO
                               SCHEDULE 13E-3/A

                        RULE 13E-3 TRANSACTION STATEMENT

      (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                     WANDEL & GOLTERMANN TECHNOLOGIES, INC.

                             (Name of the Issuer)
                     WANDEL & GOLTERMANN TECHNOLOGIES, INC.
                  WANDEL & GOLTERMANN MANAGEMENT HOLDING GMBH
                                WG MERGER CORP.
                      (Name of Persons Filing Statement)
                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                        (Title of Class of Securities)
                                   933692105
                     (CUSIP Number of Class of Securities)
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement.)

           GERRY CHASTELET                          PETER WAGNER                               PETER WAGNER
 PRESIDENT AND CHIEF EXECUTIVE OFFICER     PRESIDENT AND CHIEF EXECUTIVE OFFICER                PRESIDENT
WANDEL & GOLTERMANN TECHNOLOGIES, INC.              WANDEL & GOLTERMANN                      WG MERGER CORP.
           1030 SWABIA COURT                    MANAGEMENT HOLDING GMBH                   1030 SWABIA COURT
        RESEARCH TRIANGLE PARK,                     ARBACHSTRASSE 6                      RESEARCH TRIANGLE PARK,
       NORTH CAROLINA 27709-3585                D-72800 ENINGEN, FEDERAL                NORTH CAROLINA 27709-3585
           (919) 941-5730                         REPUBLIC OF GERMANY                       (919) 941-5730
                                                    49-7121-86-1700

                                WITH COPIES TO:


        BARNEY STEWART, III, ESQ.            G. WILLIAM SPEER, ESQ.            ALAN C. LEET, ESQ.
         MOORE & VAN ALLEN, PLLC          POWELL, GOLDSTEIN, FRAZIER &           ROGERS & HARDIN
      NATIONSBANK CORPORATE CENTER                 MURPHY LLP               2700 INTERNATIONAL TOWER
    100 NORTH TRYON STREET, FLOOR 47               16TH FLOOR              229 PEACHTREE STREET, N.E.
 CHARLOTTE, NORTH CAROLINA 28202-4003      191 PEACHTREE STREET, N.E.        ATLANTA, GEORGIA 30303
                                             ATLANTA, GEORGIA 30303

This statement is filed in connection and with (check the appropriate box):

     a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
     b. [ ] The filing of a registration statement under the Securities Act of 1933.
     c. [ ] A tender offer.
     d. [ ] None of the above.

Check the following box if the soliciting materials are preliminary copies. [X]




                                ---------------
                           CALCULATION OF FILING FEE
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
 TRANSACTION VALUE*   AMOUNT OF FILING FEE
$  31,851,023        $6,370


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 [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
   and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
 (1) Amount previously paid: $6,370
 (2) Form or Registration No.: Preliminary Proxy Statement, Schedule 14A
 (3) Filing party: Wandel & Goltermann Technologies, Inc.

 (4) Dates filed: June 1, 1998 and July 23, 1998
  * For purposes of calculating the fee only. Assumes purchase of 2,003,209 shares of Common Stock, par value $0.01 per share, of Wandel & Goltermann Technologies, Inc., a North Carolina corporation ("WGTI"), at $15.90 per share.

-------------------------------------------------------------------------------

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


     This Amendment No. 1 to Rule 13e-3 Transaction Statement, as so amended (the "Statement"), is being filed in connection with the filing by WGTI with the Securities and Exchange Commission (the "Commission") on July 23, 1998 of a revised preliminary Proxy Statement on Schedule 14A (and any and all amendments thereto, the "Proxy Statement") in connection with a special meeting of the shareholders of WGTI. At such meeting, the shareholders of WGTI will vote upon, among other things, the adoption of an Agreement and Plan of Merger dated as of March 28, 1998 (the "Merger Agreement") by and among WGTI, Wandel & Goltermann Management Holding GmbH, a German limited liability company ("WG Holding"), and WG Merger Corp., a newly-formed North Carolina corporation that is a wholly-owned subsidiary of WG Holding ("WGMC"), pursuant to which WGMC will be merged with and into WGTI.


     The following cross reference sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included in response to the items of this Statement. The information in the Schedule 14A which is attached hereto as Exhibit (d)(3), including all exhibits thereto, is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by the provisions of the Proxy Statement.


                             CROSS REFERENCE SHEET


     ITEM OF
SCHEDULE 13E-3                            CAPTION OR LOCATION IN PROXY STATEMENT
---------------- ---------------------------------------------------------------------------------------
 Item 1.         Issuer and Class of Security Subject to the Transaction.
    (a)          Outside Front Cover Page;
                 "Summary -- Parties to the Merger Transaction."
    (b)          Outside Front Cover Page;
                 "Summary -- Record Date and Quorum;"
                 "Summary -- Market Prices for Common Stock and Dividends;"
                 "Special Factors -- Market Prices for Common Stock and Dividends;"
                 "General Information about the Special Meeting -- Record Date and Quorum Requirement."
    (c)          "Summary -- Market Prices for Common Stock and Dividends;"
                 "Special Factors -- Market Prices for Common Stock and Dividends."
    (d)          "Summary -- Market Prices for Common Stock and Dividends;"
                 "Special Factors -- Market Prices for Common Stock and Dividends."
    (e)          Not applicable.
    (f)          "Summary -- Purchases of Common Stock by the Company and WG Holding;"
                 "Special Factors -- Purchases of Common Stock by the Company and WG Holding."
 Item 2.         Identity and Background.
 (a) - (b)       "Summary -- Parties to the Merger Transaction."
 (c) - (d)       "Summary -- Parties to the Merger Transaction;"
                 "Business of the Company."
 Item 3.         Past Contacts, Transactions or Negotiations.
  (a)(1)         "Special Factors -- Certain Relationships."
  (a)(2)         "Special Factors -- Background of the Merger;"
                 "Special Factors -- Interests of Certain Persons in the Merger."
    (b)          "Summary -- Parties to the Merger Transaction;"
                 "Special Factors -- Background of the Merger;"
                 "Business of the Company."
 Item 4.         Terms of the Transaction.
    (a)          "Summary -- The Merger;"
                 "Summary -- Certain Effects of the Merger;"
                 "Summary -- Conditions to the Merger; Termination; Expenses;"
                 "Summary -- Rights of Dissenting Shareholders;"
                 "Summary -- Financing of the Merger;"
                 "The Merger;"
                 "Rights of Dissenting Shareholders."
    (b)          "Summary -- Purpose of the Special Meeting;"
                 "Summary -- Certain Effects of the Merger;"
                 "Summary -- Rights of Dissenting Shareholders;"
                 "Special Factors -- Interests of Certain Persons in the Merger;"
                 "The Merger;"
                 "Rights of Dissenting Shareholders;"
                 Appendix A to the Proxy Statement.


Item 5.          Plans or Proposals of the Issuer or Affiliate.
  (a)            "Summary -- Parties to the Merger Transaction;"
                 "Special Factors -- Background of the Merger;"
                 "Special Factors -- Conduct of the Company's Business after the Merger."
  (b)            "Special Factors -- Conduct of the Company's Business after the Merger."
  (c)            "Special Factors -- Conduct of the Company's Business after the Merger;"
                 "Special Factors -- Interests of Certain Persons in the Merger."
  (d)            "Summary -- Financing of the Merger;"
                 "The Merger -- Source of Funds for the Merger."
  (e)            "Summary -- Certain Effects of the Merger;"
                 "Special Factors -- Certain Effects of the Merger."
 (f) - (g)       "Summary -- Certain Effects of the Merger;"
                 "Special Factors -- Certain Effects of the Merger."
 Item 6.         Sources and Amount of Funds or Other Consideration.
  (a)            "Summary -- Financing of the Merger;"
                 "The Merger -- Source of Funds for the Merger."
  (b)            "The Merger -- Expenses of the Transaction;"
  (c)            "Summary -- Financing of the Merger;"
                 "The Merger -- Source of Funds for the Merger;"
  (d)            Not applicable.
 Item 7.         Purpose(s), Alternatives, Reasons and Effects.
 (a) - (c)       "Summary -- Purpose and Reasons for the Merger;"
                 "Special Factors -- Background of the Merger;"
                 "Special Factors -- The Special Committee's and the Board's Recommendation;"
                 "Special Factors -- Purpose and Reasons for the Merger;"
                 "Special Factors --  Opinion of the Special Committee's Financial Advisor;"
                 "Special Factors -- Position of WG Holding as to Fairness of the Merger."
  (d)            "Summary -- The Merger;"
                 "Summary -- Purpose and Reasons for the Merger;"
                 "Summary -- Certain Effects of the Merger;"
                 "Summary -- Rights of Dissenting Shareholders;"
                 "Summary -- Federal Income Tax Consequences;"
                 "Summary -- Financing of the Merger;"
                 "Special Factors -- Background of the Merger;"
                 "Special Factors --  Purpose and Reasons for the Merger;"
                 "Special Factors -- Interests of Certain Persons in the Merger;"
                 "Special Factors -- Certain Effects of the Merger;"
                 "Special Factors --  Conduct of the Company's Business after the Merger;"
                 "The Merger -- Source of Funds for the Merger;"
                 "Rights of Dissenting Shareholders;"
                 "Federal Income Tax Consequences;"
                 "Certain Forward Looking Information."
 Item 8.         Fairness of the Transaction.
 (a) - (b)       "Summary -- The Special Committee's and the Board's Recommendation;"
                 "Summary --  Opinion of the Special Committee's Financial Advisor;"
                 "Summary -- Interest of Certain Persons in the Merger;"
                 "Special Factors -- Background of the Merger;"
                 "Special Factors -- The Special Committee's and the Board's Recommendation;"
                 "Special Factors -- Opinion of the Special Committee's Financial Advisor;"
                 "Special Factors --  Position of WG Holding as to Fairness of the Merger;"
                 "Special Factors -- Interests of Certain Persons in the Merger."
  (c)            "Summary -- Vote Required;"
                 "Special Factors -- The Special Committee's and the Board's Recommendation;"
                 "General Information about the Special Meeting -- Voting Procedures;"
                 "The Merger -- Conditions."

(d)              "Summary -- The Special Committee's and the Board's Recommendation;"
                 "Summary --  Opinion of the Special Committee's Financial Advisor;"
                 "Special Factors -- Background of the Merger;"
                 "Special Factors -- The Special Committee's and the Board's Recommendation;"
                 "Special Factors -- Reports of Special Committee's Financial Advisor;"
                 "Special Factors -- Opinion of the Special Committee's Financial Advisor;"
                 "Special Factors -- Interests of Certain Persons in the Merger."
(e)              "Summary -- The Special Committee's and the Board's Recommendation;"
                 "Summary --  Interests of Certain Persons in the Merger;"
                 "Special Factors -- The Special Committee's and the Board's Recommendation;"
                 "Special Factors -- Interests of Certain Persons in the Merger."
  (f)            None.
 Item 9.         Reports, Opinions, Appraisals and Certain Negotiations.
 (a) - (b)       "Summary -- Opinion of the Special Committee's Financial Advisor;"
                 "Special Factors -- Background of the Merger;"
                 "Special Factors -- The Special Committee's and the Board's Recommendation;"
                 "Special Factors -- Reports of Special Committee's Financial Advisor;"
                 "Special Factors -- Opinion of the Special Committee's Financial Advisor;"
                 "Special Factors -- Position of WG Holding as to Fairness of the Merger;"
                 Appendix B to the Proxy Statement.
  (c)            "Special Factors -- Reports of Special Committee's Financial Advisor;"
                 "Special Factors -- Opinion of the Special Committee's Financial Advisor;"
                 "Special Factors -- Position of WG Holding as to Fairness of the Merger."
 Item 10.        Interest in Securities of the Issuer.
  (a)            "Special Factors -- Interests of Certain Persons in the Merger;"
                 "Principal Shareholders and Stock Ownership of Management."
  (b)            None.
 Item 11.        Contracts, Arrangements or Understandings With Respect to the Issuer's Securities.
                 "Summary -- Vote Required;"
                 "Special Factors -- Interests of Certain Persons in the Merger;"
                 "General Information About the Special Meeting -- Proxy Solicitation;"
                 "General Information About the Special Meeting -- Voting and Revocation of Proxies;"
                 "The Merger -- Source of Funds for the Merger."
 Item 12.        Present Intention and Recommendation of Certain Persons With Regard to the Transaction.
 (a) - (b)       "Summary -- Vote Required;"
                 "Summary -- The Special Committee's and the Board's Recommendation;"
                 "Special Factors -- The Special Committee's and the Board's Recommendation;"
                 "Special Factors -- Position of WG Holding as to Fairness of the Merger."
 Item 13.        Other Provisions of the Transaction.
  (a)            "Summary -- Rights of Dissenting Shareholders;"
                 "Rights of Dissenting Shareholders;"
                 Appendix C to the Proxy Statement.
 (b) - (c)       Not applicable.
 Item 14.        Financial Information.
  (a)            Company's Financial Statements accompanying the Proxy Statement;
                 "Summary -- Summary of Selected Financial Data;"
                 "Selected Financial Data."
  (b)            Not applicable.
 Item 15.        Persons and Assets Employed, Retained or Utilized.
  (a)            "Special Factors -- Interests of Certain Parties in the Merger;"
                 "General Information about the Special Meeting -- Proxy Solicitation;"
                 "The Merger -- Expenses of the Transaction."
  (b)            Not applicable.
 Item 16.        Additional Information.
                 The Proxy Statement and the Financial Statements and Appendices attached thereto.
 Item 17.        Materials to be Filed as Exhibits.
  (a)            English Translation of Loan Agreement between Wandel & Goltermann Management Holding GmbH and a syndicate of Banks of which Commerzbank AG, Frankfurt, Germany, serves as agent (Summary and
                 German version filed as Exhibit (a) to this Statement, which was filed June 1, 1998).

                Investment Banking Presentation to the Special Committee of the Board of Directors of Wandel &
(b)(1)          Goltermann Technologies, Inc., dated March 28, 1998, by The Robinson-Humphrey Company (filed as
                Exhibit(b)(1)to this Statement, which was filed June 1, 1998).
    (b)(2)      Opinion of The Robinson-Humphrey Company, LLC dated March 28, 1998 (included as Appendix B to the preliminary Proxy Statement, which is filed herewith as Exhibit (d)(3)).
    (b)(3)      Discussion Materials Relative to Wandel & Goltermann Technologies, Inc. dated December 23, 1997 by
                Broadview Associates (filed as Exhibit(b)(3)to this Statement, which was filed June 1, 1998).
    (b)(4)      Discussion Materials: Valuation of Wandel & Goltermann Technologies, Inc. dated March 11, 1998 by
                Broadview Associates (filed as Exhibit(b)(4)to this Statement, which was filed June 1, 1998).
    (b)(5)      Investment Banking Presentation to the Special Committee of the Board of Directors of Wandel &
                Goltermann Technologies, Inc., dated January 20, 1998, by The Robinson-Humphrey Company.
    (b)(6)      Investment Banking Presentation to the Special Committee of the Board of Directors of Wandel &
                Goltermann Technologies, Inc., dated March 10, 1998, by The Robinson-Humphrey Company.
      (c)       Agreement and Plan of Merger by and among Wandel & Goltermann Technologies, Inc. Wandel &
                Goltermann Management Holding GmbH and WG Merger Corp., dated March 28, 1998 (included as
                Appendix A to the preliminary Proxy Statement, which is filed herewith as Exhibit (d)(3)).
    (d)(1)      Preliminary copy of Letter to Shareholders.
    (d)(2)      Preliminary copy of Notice of Special Meeting of Shareholders.
    (d)(3)      Preliminary Proxy Statement.
    (d)(4)      Form of Proxy.
      (e)       Chapter 55, Article 13 of the General Statutes of North Carolina (included as Appendix C to the preliminary Proxy Statement, which is filed herewith as Exhibit (d)(3)).
      (f)       Not applicable.

ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

     (a) The information set forth on the outside front cover page to the Proxy Statement and in the section entitled "Summary -- Parties to the Merger Transaction" of the Proxy Statement is incorporated herein by reference.

     (b) The information set forth on the outside front cover page to the Proxy Statement and in the sections entitled "Summary -- Record Date and Quorum," " -- Market Prices of Common Stock and Dividends, "Special Factors -- Market Prices of Common Stock and Dividends" and "General Information about the Special Meeting -- Record Date and Quorum Requirement" of the Proxy Statement is incorporated herein by reference.

     (c) The information set forth in the sections entitled "Summary -- Market Prices of Common Stock and Dividends" and "Special Factors -- Market Prices of Common Stock and Dividends" of the Proxy Statement is herein incorporated by reference.

     (d) The information set forth in the sections entitled "Summary -- Market Prices of Common Stock and Dividends" and "Special Factors -- Market Prices of Common Stock and Dividends" of the Proxy Statement is herein incorporated by reference.

     (e) Not applicable.

     (f) The information set forth in the sections entitled "Summary -- Purchases of Common Stock by the Company and WG Holding" and "Special Factors -- Purchases of Common Stock by the Company and WG Holding" of the Proxy Statement is herein incorporated by reference.

ITEM 2. IDENTITY AND BACKGROUND.

     (a) - (b) This statement is being filed by WGTI, WG Holding and WGMC. The information set forth in the sections entitled "Summary -- Parties to the Merger Transaction" of the Proxy Statement is herein incorporated by reference.


     (c) - (d) The information set forth in the sections entitled "Summary -- Parties to the Merger Transaction" and "Business of the Company" of the Proxy Statement is incorporated herein by reference.

     (e) - (f) None of WGTI, WG Holding, WGMC or any of the directors and executive officers of WGTI, WG Holding and WGMC during the past five years (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

     (a)(1) The information set forth in the section entitled "Special Factors -- Certain Relationships" of the Proxy Statement is incorporated herein by reference.

     (a)(2) The information set forth in the sections entitled "Special Factors -- Background of the Merger" and " -- Interests of Certain Persons in the Merger" of the Proxy Statement is incorporated herein by reference.

     (b) The information set forth in the sections entitled "Summary -- Parties to the Merger Transaction," "Special Factors -- Background of the Merger" and "Business of the Company" of the Proxy Statement is incorporated herein by reference.


ITEM 4. TERMS OF THE TRANSACTION.

     (a) The information set forth in the sections entitled "Summary -- The Merger," " -- Certain Effects of the Merger;" " -- Conditions to the Merger; Termination; Expenses," " -- Rights of Dissenting Shareholders," " -- Financing of the Merger," "The Merger" and "Rights of Dissenting Shareholders" of the Proxy Statement and in Appendix A to the Proxy Statement is incorporated herein by reference.

     (b) The information set forth in the sections entitled "Summary -- Purpose of the Special Meeting," " -- Certain Effects of the Merger," " -- Rights of Dissenting Shareholders," "Special Factors -- Interests of Certain Persons in the Merger," "The Merger" and "Rights of Dissenting Shareholders" of the Proxy Statement is incorporated herein by reference.


ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     (a) The information set forth in the sections entitled " Summary -- Parties to the Merger Transaction," "Special Factors -- Background of the Merger" and " -- Conduct of the Company's Business after the Merger" of the Proxy Statement is incorporated herein by reference.

     (b) The information set forth in the section entitled "Special Factors -- Conduct of the Company's Business after the Merger" of the Proxy Statement incorporated herein by reference.

     (c) The information set forth in the sections entitled "Special Factors -- Conduct of the Company's Business after the Merger" and " -- Interests of Certain Persons in the Merger" of the Proxy Statement is incorporated herein by reference.

     (d) The information set forth in the sections entitled "Summary -- Financing of the Merger" and "The Merger -- Source of Funds for the Merger" of the Proxy Statement is incorporated herein by reference.

     (e) The information set forth in the sections entitled "Summary -- Certain Effects of the Merger" and "Special Factors -- Certain Effects of the Merger" of the Proxy Statement is incorporated herein by reference.

     (f) - (g) The information set forth in the sections entitled "Summary -- Certain Effects of the Merger" and "Special Factors -- Certain Effects of the Merger" of the Proxy Statement is incorporated herein by reference.


ITEM 6. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The information set forth in the sections entitled "Summary -- Financing of the Merger" and "The Merger -- Source of Funds for the Merger" of the Proxy Statement is incorporated herein by reference.

     (b) The information set forth in the section entitled "The Merger -- Expenses of the Transaction" of the Proxy Statement is incorporated herein by reference.

     (c) The information set forth in the sections entitled "Summary -- Financing of the Merger" and "The Merger -- Source of Funds for the Merger" of the Proxy Statement is incorporated herein by reference.

     (d) Not applicable.


ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

     (a) - (c) The information set forth in the sections entitled "Summary -- Purpose and Reasons for the Merger," "Special Factors -- Background of the Merger," " -- The Special Committee's and the Board's Recommendation," " -- Purpose and Reasons for the Merger," " -- Opinion of the Special Committee's Financial Advisor" and " -- Position of WG Holding as to Fairness of the Merger" of the Proxy Statement is incorporated herein by reference.

     (d) The information set forth in the sections entitled "Summary -- The Merger," " -- Purpose and Reasons for the Merger," " -- Certain Effects of the Merger," " -- Rights of Dissenting Shareholders," " -- Federal Income Tax Consequences," " -- Financing of the Merger," "Special Factors -- Background of the Merger," " -- Purpose and Reasons for the Merger," " -- Interests of Certain Persons in the Merger," " -- Certain Effects of the Merger," " -- Conduct of the Company's Business after the Merger," "The Merger -- Source of Funds for the Merger," "Rights of Dissenting Shareholders," "Federal Income Tax Consequences" and "Certain Forward Looking Information" of the Proxy Statement is incorporated herein by reference.


ITEM 8. FAIRNESS OF THE TRANSACTION.

     (a) - (b) The information set forth in the sections entitled "Summary -- The Special Committee's and the Board's Recommendation," " -- Opinion of the Special Committee's Financial Advisor," " -- Interest of Certain Persons in the Merger," "Special Factors -- Background of the Merger," " -- The Special Committee's and the Board's Recommendation," " -- Opinion of the Special Committee's Financial Advisor," " -- Position of WG Holding as to Fairness of the Merger" and " -- Interests of Certain Persons in the Merger" of the Proxy Statement is incorporated hereby reference.

     (c) The information set forth in the sections entitled "Summary -- Vote Required," "Special Factors -- The Special Committee's and the Board's Recommendation," "General Information about the Special Meeting -- Voting Procedures" and "The Merger -- Conditions" of the Proxy Statement is incorporated herein by reference.


     (d) The information set forth in the sections entitled "Summary -- The Special Committee's and the Board's Recommendation," " -- Opinion of the Special Committee's Financial Advisor," "Special Factors -- Background of the Merger," " -- The Special Committee's and the Board's Recommendation," " -- Reports of Special Committee's Financial Advisor," " -- Opinion of the Special Committee's Financial Advisor" and " -- Interests of Certain Persons in the Merger" of the Proxy Statement is incorporated herein by reference.


     (e) The information set forth in the sections entitled "Summary -- The Special Committee's and the Board's Recommendation," " -- Interests of Certain Persons in the Merger," "Special Factors -- The Special Committee's and the Board's Recommendation" and " -- Interests of Certain Persons in the Merger" of the Proxy Statement is incorporated herein by reference.

     (f) None.


ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.


     (a) - (b) The information set forth in the sections entitled "Summary -- Opinion of the Special Committee's Financial Advisor," "Special Factors -- Background of the Merger," " -- The Special Committee's and the Board's Recommendation," " -- Reports of Special Committee's Financial Advisor," " -- Opinion of the Special Committee's Financial Advisor" and " -- Position of WG Holding as to Fairness of the Merger" of the Proxy Statement and in Appendix B to the Proxy Statement is incorporated herein by reference.

     (c) The information set forth in the sections "Special Factors -- Reports of Special Committee's Financial Advisor," " -- Opinion of the Special Committee's Financial Advisor" and " -- Position of WG Holding as to Fairness of the Merger" of the Proxy Statement is incorporated herein by reference.



ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

     (a) The information set forth in the sections entitled "Special Factors -- Interests of Certain Persons in the Merger" and "Principal Shareholders and Stock Ownership of Management" of the Proxy Statement is incorporated herein by reference.

     (b) None.


ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The information set forth in the sections entitled "Summary -- Vote Required," "Special Factors -- Interests of Certain Persons in the Merger," "General Information about the Special Meeting -- Proxy Solicitation," " -- Voting and Revocation of Proxies" and "The Merger -- Source of Funds for the Merger" of the Proxy Statement is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

     (a) - (b) The information set forth in the sections entitled "Summary -- Vote Required," " -- The Special Committee's and the Board's Recommendation," "Special Factors -- The Special Committee's and the Board's Recommendation" and " -- Position of WG Holding as to Fairness of the Merger" of the Proxy Statement is incorporated herein by reference.


ITEM 13. OTHER PROVISIONS OF THE TRANSACTION.

     (a) The information set forth in the sections entitled "Summary -- Rights of Dissenting Shareholders" and "Rights of Dissenting Shareholders" of the Proxy Statement and in Appendix C to the Proxy Statement is incorporated herein by reference.

     (b) Not applicable.

     (c) Not applicable.


ITEM 14. FINANCIAL INFORMATION.

     (a) The information set forth in the sections entitled "Summary -- Selected Financial Data" and "Selected Financial Data" of the Proxy Statement and in the Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1997 and the Unaudited Consolidated Financial Statements included in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1998, which are incorporated by reference in the Proxy Statement, is incorporated herein by reference.

     (b) Not applicable.


ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

     (a) The information set forth in the sections entitled "Special Factors -- Interests of Certain Persons in the Merger," "General Information about the Special Meeting -- Proxy Solicitation," and "The Merger -- Expenses of the Transaction" of the Proxy Statement is incorporated herein by reference.

     (b) Not applicable.


ITEM 16. ADDITIONAL INFORMATION.

     The entirety of the Proxy Statement, including the Financial Statements and Appendices attached thereto, is incorporated herein by reference.


ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.


      (a)         English Translation of Loan Agreement between Wandel & Goltermann Management Holding GmbH and a syndicate of Banks of which Commerzbank AG, Frankfurt, Germany, serves as agent (Summary and German version filed as Exhibit (a) to this Statement, which was filed June 1, 1998).
    (b)(1)        Investment Banking Presentation to the Special Committee of the Board of Directors of Wandel &
                  Goltermann Technologies, Inc., dated March 28, 1998, by The Robinson-Humphrey Company (filed as
                  Exhibit(b)(1) to this Statement, which was filed June 1, 1998).
    (b)(2)        Opinion of The Robinson-Humphrey Company, LLC dated March 28, 1998 (included as Appendix B to the preliminary Proxy Statement, which is filed herewith as Exhibit (d)(3)).
    (b)(3)        Discussion Materials Relative to Wandel & Goltermann Technologies, Inc. dated December 23, 1997 by Broadview Associates (filed as Exhibit (b)(3) to this Statement, which was filed June 1, 1998).
    (b)(4)        Discussion Materials: Valuation of Wandel & Goltermann Technologies, Inc. dated March 11, 1998 by
                  Broadview Associates (filed as Exhibit (b)(4) to this Statement, which was filed June 1, 1998).
    (b)(5)        Investment Banking Presentation to the Special Committee of the Board of Directors of Wandel &
                  Goltermann Technologies, Inc., dated January 20, 1998, by The Robinson-Humphrey Company.
    (b)(6)        Investment Banking Presentation to the Special Committee of the Board of Directors of Wandel &
                  Goltermann Technologies, Inc., dated March 10, 1998, by The Robinson-Humphrey Company.
      (c)         Agreement and Plan of Merger by and among Wandel & Goltermann Technologies, Inc. Wandel &
                  Goltermann Management Holding GmbH and WG Merger Corp., dated March 28, 1998 (included as
                  Appendix A to the preliminary Proxy Statement, which is filed herewith as Exhibit (d)(3)).
    (d)(1)        Preliminary copy of Letter to Shareholders.
    (d)(2)        Preliminary copy of Notice of Special Meeting of Shareholders.

    (d)(3)        Preliminary Proxy Statement.
    (d)(4)        Form of Proxy.
      (e)         Chapter 55, Article 13 of the General Statutes of North Carolina (included as Appendix C to the preliminary Proxy Statement, which is filed herewith as Exhibit (d)(3)).
      (f)         Not applicable.

                                  SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: July 23, 1998



                                        WANDEL & GOLTERMANN TECHNOLOGIES, INC.

                                        By: /s/   GERRY CHASTELET
                                          -------------------------------------
                                          PRESIDENT AND CHIEF EXECUTIVE
                                          OFFICER




                                        WANDEL & GOLTERMANN MANAGEMENT HOLDING
                                          GMBH

                                        By: /s/   PETER WAGNER
                                          -------------------------------------
                                          MANAGING DIRECTOR




                                        WG MERGER CORP.

                                        By: /s/   PETER WAGNER
                                          -------------------------------------
                                          PRESIDENT